EXHIBIT 8

                        [RITTER, BARR & CO. LETTERHEAD]





                                 April 28, 1998




The Board of Directors
First Federal Savings Bank of New Mexico
Roswell, New Mexico


We have reviewed the proposed transaction and principal terms of the holding company merger and reorganization as fully described in First Federal Savings Bank of New Mexico's Proxy Statement and the Agreement and Plan of Merger dated 4/22/98.

In our opinion the merger will constitute a reorganization within the meaning of
Section 368(a)(1)(A) and 368 (a)(2)(E) of the Internal Revenue Code of 1986, as amended ("IRC"). The reorganization will not be disqualified by reason of the fact that stock of the Holding Company is used in the transaction [IRC Section 368(a)(2)(E)]. It will also not be disqualified by the substitution of Holding Company stock options for First Federal's Stock options (Rev. Rul. 70-269, 1970-1 C.B. 82). For purposes of this opinion, First Federal deposits with a liquidation account interest do not constitute stock for purposes of IRC Section 368(c). The Holding Company, New Bank, and First Federal will each be a "party to a reorganization" within the meaning of IRC Section 368(b).

It is also our opinion that:

1. No gain or loss will be recognized to New Bank on the transfer of substantially all of its assets to First Federal [IRC Section 361(a)].

2. No gain or loss will be recognized to First Federal on the receipt by First Federal of substantially all of the assets of New Bank in exchange for First Federal Stock [IRC Section 1032(a)].

3. First Federal's basis in each New Bank asset received in the transaction will be the same as the basis of those assets in the hands of New Bank immediately prior to the transaction [IRC Section 362(b)].

4. First Federal's holding period in each New Bank asset will include the period during which New Bank held such asset [IRC Section 1223(2)].

5. No gain or loss will be recognized by Holding Company upon receipt of First Federal Common Stock [IRC Section 354(a)(1)].

6. No gain or loss will be recognized by the shareholders of First Federal on the exchange of their First Federal Common Stock solely for an identical number of shares of Holding Company Common Stock [IRC Section 354(a)(1)].

7. Each First Federal shareholder's basis in the Holding Company Common Stock received in the transaction will be the same as their basis in their First Federal Common Stock surrendered in the transaction [IRC Section 358(a)(1)].

8. The holding period of the Holding Company Common Stock received by a First Federal common shareholder in exchange for the transfer of First Federal Common Stock will include the period during which First Federal Common Stock surrendered in exchange therefor was held, provided that First Federal Common Stock was held as a capital asset on the date of the exchange [IRC Section 1223(1)].

In summary, the transaction as proposed should generate no income tax at the Federal, state or local levels to the Holding Company, its newly formed subsidiary, or First Federal Savings Bank. The shareholders, if any, that receive cash for their shares of First Federal stock will generate taxable income equal to the difference between the cash received and the tax basis in their stock.

If you have any questions relating to the above, feel free to call.


                                                     In confidence,

                                                     /s/ Walter G. Barr

                                                     Walter G. Barr
                                                     Partner